

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 1, 2008

<u>Via U.S. Mail and Facsimile to (817) 633-9409</u>

Scott A. Haire
Chief Executive Officer
MB Software Corporation
777 Main Street Suite 3100
Fort Worth, TX 76102

> **Re:** **MB Software Corporation**
> **Form 10-KSB for the Fiscal-Year Ended December 31, 2006**
> **Filed March 22, 2007**
> **Form 10-KSB/A filed December 3, 2007**
> **File No. 000-11808**

Dear Mr. Haire:

We have reviewed your response dated November 27, 2007 and additional filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006 filed December 3, 2007

Item 8A. Controls and Procedures, page 24

1.   Please refer to prior comment 2. We note your response to our comment and amendment to the filing which discloses that "there were no changes… subsequent to the date of such evaluation." Please revise your disclosure in future filings to disclose any changes in your internal control over financial reporting that occurred <u>during</u> the most recent fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting as required by Item 308(c) of Regulation S-B.

Index to Exhibits, page 34

2.   Please refer to prior comment 3. We note your response to our comment and amendment to the filing which includes Section 302 and Section 906 certifications dated as of the original filing date of the Form 10-KSB/A of March 26, 2007. Please amend the filing to include the entire text of the corrected annual report with currently dated Section 302 and Section 906 certifications.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202)-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Angela Crane
                                                Branch Chief